

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Adam H. Clammer
Chief Executive Officer
TWC Tech Holdings II Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

>        **Re: TWC Tech Holdings II Corp.**
>            **Registration Statement on Form S-1**
>            **Filed August 4, 2020**
>            **Amendment No. 1 to Registration Statement on Form S-1**
>            **Filed August 21, 2020**
>            **File No. 333-240330**

Dear Mr. Clammer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page, page i

1.    Please revise the disclosure here to clarify that you may redeem the warrants in connection with the closing of your initial business combination for cash, shares of Class A common stock "or a combination of cash and shares of Class A common stock." We note the description related to your alternative redemption throughout your filing.

Prospectus Summary, page 1

2.    We note your disclosure that True Wind Capital is your advisor. Please revise the "Management" section to describe the role of your advisor and any related compensation

in connection with your initial business combination. Please also file any related advisory agreement that you will enter into with your advisor.

We may issue additional common stock or preferred stock to complete our initial business combination, page 43

3.      Please revise to address the dilution risks related to your option to redeem your warrants on or after consummation of your initial business combination for shares of Class A common stock or a combination of cash and shares of Class A common stock.

Description of Securities
Exclusive Forum for Certain Lawsuits, page 129

4.      We note your disclosure that "unless [you] consent in writing to the selection of an alternative forum, the federal courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise this disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also reconcile this disclosure with your disclosure on page 57 which states that your exclusive forum provision designating the Court of Chancery in the State of Delaware as the exclusive forum for derivative actions and certain other actions may not apply to actions brought under the Securities Act.

United States Federal Income Tax Considerations, page 132

5.      We note the disclosure that "Upon a sale, exchange (other than by exercise), redemption (other than a redemption for Class A common stock), or expiration of a warrant, a U.S. Holder will recognize taxable gain or loss." If material, please revise to also discuss here the tax consequences related to a redemption of warrants on or after consummation of your initial business combination for shares of Class A common stock or a combination of cash and shares of Class A common stock.

Amendment No, 1 to Registration Statement on Form S-1 filed August 21, 2010
Exhibits, page II-5

6.      We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." If this provision requires investors in this offering to

Adam H.  Clammer
TWC Tech Holdings II Corp.
August 31, 2020
Page 3

bring any such action, proceeding or claim in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Stuart Neuhauser, Esq.